CUSIP 902951102	Page 1 of 5

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

U. S. Energy Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

902951102 (CUSIP Number)

March 10, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 902951102	Page 2 of 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Arthur J. Gallagher & Co. 36-2151613
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OF PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

            232,918 (includes Series C Warrants to acquire 114,640 shares of Common Stock exercisable at $6 per share and 118,278 shares of Common Stock issuable upon the conversion of 19,713 shares of Series C Preferred Stock).

6. SHARED VOTING POWER

None
7. SOLE DISPOSITIVE POWER

            232,918 (includes Series C Warrants to acquire 114,640 shares of Common Stock exercisable at $6 per share and 118,278 shares of Common Stock issuable upon the conversion of 19,713 shares of Series C Preferred Stock).

8. SHARED DISPOSITIVE POWER

None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            232,918 (includes Series C Warrants to acquire 114,640 shares of Common Stock exercisable at $6 per share and 118,278 shares of Common Stock issuable upon the conversion of 19,713 shares of Series C Preferred Stock).

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11)	Percent of Class Represented by Amount in Row 9

1.77%
12)	Type of Reporting Person (See Instructions)

HC-CO

CUSIP 902951102	Page 3 of 5

Item 1	(a)	Name of Issuer:

U.S. Energy Systems, Inc

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

545 Madison Avenue New York, New York 10022

Item 2	(a)	Name of Person Filing:

Arthur J. Gallagher & Co.

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

The Gallagher Centre Two Pierce Place Itasca, Illinois 60143-3141

Item 2	(c)	Citizenship:

Delaware

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number: 902951102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP 902951102	Page 4 of 5

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Arthur J. Gallagher & Co., through its wholly owned subsidiary, AJG Financial Services, Inc. beneficially owned 232,918 shares of Common Stock of the Issuer (includes Series C Warrants to acquire 114,640 shares of Common Stock exercisable at $6 per share and 118,278 shares of Common Stock issuable upon the conversion of 19,713 shares of Series C Preferred Stock).

(b) Percent of class: 1.77%

(c) Number of shares as to which the person has:

(a) Sole power to vote or to direct the vote: 232,918 shares*

(b) Shared power to vote or to direct the vote: 0 shares

(c) Sole power to dispose or to direct the disposition of: 232,918 shares*

(d) Shared power to dispose or to direct the disposition of : 0 shares

*  includes Series C Warrants to acquire 114,640 shares of Common Stock exercisable at $6 per share and 118,278 shares of Common Stock issuable upon the conversion of 19,713 shares of Series C Preferred Stock.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

AJG Financial Services, Inc. owns the securities of the Issuer. AJG Financial Services, Inc. is a wholly-owned subsidiary of Arthur J. Gallagher & Co.

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.

Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP 902951102	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2006

Signature:	/s/ John C. Rosengren
Name/Title:	John C. Rosengren, Vice President, General Counsel & Secretary